Exhibit 99.1

SAP Completes Acquisition of WalkMe

SAP NEWSBYTE — Sept. 12, 2024 — SAP SE (NYSE: SAP) today announced it has successfully completed its acquisition of WalkMe Ltd., a leading digital adoption platform company listed on the Nasdaq Global Select Market (NASDAQ: WKME). WalkMe's innovative technology enables seamless workflow execution across business software applications, improving user experience and adoption and supporting business transformation. WalkeMeX’s AI capabilities will supercharge SAP's copilot Joule with context-aware and proactive help across workflows, allowing users to become more productive.

As a result of the acquisition, each ordinary issued and outstanding share of WalkMe Ltd. has been converted into the right for its shareholders to receive US$14.00, subject to adjustment, per share in cash. The completion of the acquisition has been duly reported to the Nasdaq Stock Market, and trading of WalkMe's ordinary shares is expected to be suspended at the close of market today pending delisting. With an equity value of about US$1.5 billion, this represents an approximate 45% premium to WalkMe's closing share price on June 4, 2024, the day SAP and WalkMe agreed to binding terms of the acquisition.

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For more information, financial community only:
Alexandra Steiger, +49 6227-7-60437, investor@sap.com, CEST

For more information, press only:
Joellen Perry, +1 650-445-6780, joellen.perry@sap.com, PT
Daniel Reinhardt, +49 6227-7-40201, daniel.reinhardt@sap.com, CEST
Ofir Bloch, press@walkme.com

SAP Press Room; press@sap.com
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